                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)
     INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (AMENDMENT NO.__)

                               CLARENT CORPORATION
          ------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
          ------------------------------------------------------------
                         (Title of Class and Securities)


                                    180461105
          ------------------------------------------------------------
                                 (CUSIP Number)

                                 Irwin L. Jacobs
                                 2900 IDS Center
                             80 South Eighth Street
                        Minneapolis, Minnesota 55402-2100
                                 (612) 337-1853

                                 With a copy to:
                            Martin R. Rosenbaum, Esq.
                       Maslon Edelman Borman & Brand, LLP
                             3300 Wells Fargo Center
                             90 South Seventh Street
                           Minneapolis, MN 55402-4140
                              Phone: (612) 672-8200
          ------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   May 9, 2001
          ------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

                             (Page 1 of 7)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             (Page 2 of 7)

CUSIP 180461105                                                   Page 3 of 7

--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Irwin L. Jacobs

--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  ( )

--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*
            PF, OO

--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                         ( )

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

--------------------------------------------------------------------------------
                              7.   SOLE VOTING POWER
           NUMBER OF
            SHARES                 3,077,555
                              --------------------------------------------------
         BENEFICIALLY         8.   SHARED VOTING POWER
           OWNED BY
             EACH                  0
           REPORTING          --------------------------------------------------
            PERSON            9.   SOLE DISPOSITIVE POWER
             WITH
                                   3,077,555
                              --------------------------------------------------
                              10.  SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,077,555
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
      (  )

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            7.69%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON            IN

ITEM 1.  SECURITY AND ISSUER

      This statement relates to the common stock, $.001 par value (the "Common Stock"), of Clarent Corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive office is 700 Chesapeake Drive, Redwood City, CA 94063.

ITEM 2.  IDENTITY AND BACKGROUND

(a)-(c) Irwin L. Jacobs, the person filing this Schedule 13D (the "Reporting Person"), is the President of Jacobs Management Corporation, a management consulting firm incorporated in Delaware. The Reporting Person is also Chairman of the Board of Genmar Holdings, Inc., a manufacturer of power boats. His business address is 2900 IDS Center, 80 South Eighth Street, Minneapolis, Minnesota 55402-2100.

(d)-(e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The Reporting Person obtained the funds to purchase the shares of Common Stock which he holds directly through margin borrowing pursuant to a margin agreement between the Reporting Person and Credit Suisse First Boston in the form attached hereto as Exhibit 1, which is hereby incorporated herein by reference, and personal funds. The Reporting Person acquired the options described in Item 6 with available personal funds.

ITEM 4.  PURPOSE OF TRANSACTION

      The Reporting Person has acquired the Common Stock described herein in order to obtain an equity position in the Company, the Shares of which, in the opinion of the Reporting Person, are presently undervalued. The Reporting Person believes that the Board of Directors and management of the Company have failed to maximize shareholder value by producing results commensurate with the prospects of the Company. The Reporting Person's opinions are set forth in his letter to Mr. Barry Forman dated May 3, 2001, which is attached hereto as
Exhibit 2 and hereby incorporated herein by reference. From time to time, the Reporting Person will evaluate his position and may determine to seek control of the Company.

      The Reporting Person will continually evaluate his position to determine what, if any,

                             (Page 4 of 7)
actions to take with respect to the Company and his ownership position. The Reporting Person may explore the feasibility of, and strategies for, seeking control and may explore, among other possibilities, (i) making a proposal to the Company for a merger or business combination; (ii) nominating individuals selected by the Reporting Person as candidates for the Board of Directors of the Company and soliciting proxies from the Company's shareholders to vote for such nominees at the next meeting of the Company's shareholders, or otherwise taking action to reconstitute the Board of Directors; (iii) acquiring additional shares of Common Stock (subject to the availability of Common Stock at prices deemed favorable) from time to time in the open market, in privately negotiated transactions or otherwise; or (iv) entering into arrangements with third parties who may be interested in joining with the Reporting Person to acquire control of the Company, which arrangements may contemplate the sale or disposition of portions of the Company's assets to such third parties after control is obtained.

      The Reporting Person expects to explore these and, potentially, other alternatives designed to enhance the value of the Common Stock for all of the shareholders of the Company.

      Depending upon the course of action that the Reporting Person pursues, the Reporting Person may attempt to dispose of the Common Stock in the open market, in privately negotiated transactions or otherwise.

      Although the foregoing represents the range of activities presently contemplated by the Reporting Person with respect to the Company, it should be noted that the possible activities of the Reporting Person are subject to change at any time and there is no assurance that the Reporting Person will actually purchase additional Common Stock or seek to influence or obtain control of the Company. Except as set forth above, the Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

      (a), (b) The Reporting Person beneficially owns the number of shares of Common Stock listed below:

REPORTING PERSON                    NUMBER OF SHARES           PERCENTAGE OF TOTAL
----------------                    ----------------           -------------------
                                                               SHARES OUTSTANDING
                                                               ------------------
Irwin L. Jacobs                     1,097,555 (direct)
                                    1,980,000 (indirect) (1)   7.69%

(1) These shares are subject to purchase through "pair basket" options with Credit Suisse. Mr. Jacobs has the right to acquire these shares within 60 days through settlement of his option on the shares.

                             (Page 5 of 7)

      (c) The Reporting Person has effected the following acquisitions of Common Stock in the past 60 days through a pair basket option and margin account with Credit Suisse:

TRANSACTION                   DATE        NUMBER OF SHARES    PRICE PER SHARE (1)
-----------                   ----        ----------------    ---------------
Pair Basket Option (2)        3/27/01     485,000                 $11.81
Pair Basket Option (2)        3/27/01     20,000                  $10.95
Pair Basket Option (2)        3/28/01     52,200                  $10.63
Pair Basket Option (2)        3/29/01     39,400                  $10.84
Pair Basket Option (2)        3/30/01     4,940                   $10.90
Pair Basket Option (2)        3/30/01     94,600                  $9.94
Pair Basket Option (2)        4/16/01     27,100                  $11.65
Pair Basket Option (2)        4/20/01     276,760                 $11.02
Market Purchase (3)           4/30/01     55,000                  $9.58
Market Purchase (3)           5/01/01     54,700                  $9.19
Market Purchase (3)           5/02/01     130,455                 $10.08
Market Purchase (3)           5/03/01     161,700                 $10.47
Market Purchase (3)           5/04/01     157,100                 $10.89
Market Purchase (3)           5/07/01     200,000                 $11.67
Market Purchase (3)           5/08/01     197,500                 $11.95
Market Purchase (3)           5/09/01     141,100                 $12.07
Pair Basket Option (2)(4)     5/09/01     980,000                 $12.00

(1) In the case of an option, this represents the exercise price per share of the option.

(2) The Reporting Person acquired the option to purchase the number of shares indicated at the price per share indicated. The Reporting Person paid to Credit Suisse a premium in the amount of 12% of the exercise price. The term of each option is approximately 53 weeks from the purchase of the option.

(3) The Reporting Person purchased the number of shares indicated at the purchase price indicated in a margin account as described in Item 3.

(4) The Reporting Person had previously acquired cash settlement options covering these shares on dates ranging from April 23, 2001 to April 30, 2001 and at exercise prices ranging from $8.52 to $9.34. Such options could be settled only in cash, and the reporting person did not beneficially own the shares. On May 9, 2001, these options were converted into pair basket options on the terms described in the table.


       (d), (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER

      Except as set forth in Item 3 above, and in the Exhibits to this Schedule 13D, Mr. Jacobs has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to the securities of the Company, including, but not limited to, transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

                             (Page 6 of 7)

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

1. Letter Agreement with Credit Suisse (f/k/a Donaldson, Lufkin & Jenrette) regarding terms of margin account.

2.    Letter from Irwin L. Jacobs to Barry Forman, dated May 3, 2001.

3. Letter Agreement with Credit Suisse (f/k/a Donaldson, Lufkin & Jenrette) regarding terms of options.

                                    SIGNATURE

      After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 9, 2001

/s/ Irwin L. Jacobs
---------------------------------
Irwin L. Jacobs

                             (Page 7 of 7)